

Mail Stop 3561

April 4, 2017

Bin Liu
Chief Financial Officer
Kingold Jewelry, Inc.
15 Huangpu Science and Technology Park
Jiang'an District
Wuhan, Hubei Province, PRC 430023

> **Re: Kingold Jewelry, Inc.**
> **Form 8-K filed March 30, 2017**
> **File No. 001-15819**

Dear Mr. Liu:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within five business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed March 30, 2017

Item 4.02(a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Report

1. Please amend your filing to include a statement of whether the audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed under Item 4.02(a) in this filing. See Item 4.02(a)(3) of Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Babula, Staff Accountant at (202) 551-3339, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products